Höganäs

Date/Datum

14 October 2004

Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen

CL/bh

Your ref./Ihr Zeichen

04045839

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED OCT 25 2004 WASH. D.C. 208 SECTION

SUPPL

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

dlw 11/3

Encl. Interim Report January - September 2004

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Executive Group +46 42 33 80 80

Rule 12g3-2(b)
File No. 82-3754

Höganäs AB
Interim Report

January–September 2004



Höganäs

Höganäs AB (publ), 263 83 Höganäs
Tel 042-33 80 00, fax 042-33 83 60
www.hoganas.com

Highlights

	Q 3		Q 1-3	
Net sales	MSEK 977	+9%	MSEK 3 110	+11%
Income after tax	MSEK 89	+41%	MSEK 322	+25%
Earnings per share	SEK 2.60	(1.80)	SEK 9.40	(7.50)
Income before tax	MSEK 125	+32%	MSEK 454	+25%
Operating margin	13.6%	(11.6)	15.5%	(14.0)
Equity/assets ratio			45%	(40)

GROUP

NET SALES

First nine months 2004

Höganäs' turnover increased by 11% in the first nine months to MSEK 3 110. Volumes grew by a total of 11%. Currency effects, the result of a stronger SEK, exerted a negative 5% net sales impact. Excluding SCM's copper operation, turnover growth was 15%.

Demand in Asia (excluding Japan) was very robust and volumes grew by 24%, with the highest growth in China and India. Volumes on the North American market also grew briskly, mainly because of increased market shares.

Third quarter 2004

In the third quarter 2004, Höganäs posted turnover gains of 9%. Progress remained strong in Asia (excluding Japan) with 15% gains, and in North America, at nearly 20%. Excluding SCM's copper operation, turnover grew by 21%.

EARNINGS

First nine months 2004

Consolidated operating income stood at MSEK 481 (394) for the first nine months of the year. Income before tax was MSEK 454 (364).

Other operating income and expenses amounted to MSEK 147 (108) including items such as capital gains from the divestment of SCM's copper business, and earnings from forward contracts, which were MSEK 135 (118). Disregarding forward contracts, the stronger SEK has exerted a negative impact of about MSEK 30 on operating income in 2004.

Income after tax was MSEK 322 (258), or SEK 9.40 (7.50) per share. The effective tax rate was 29.1% (29.1).

Third quarter 2004

Consolidated operating income was MSEK 133 (104) in the third quarter; income before tax was MSEK 125 (95).

Other operating income and expenses amounted to MSEK 44 (40); earnings from forward contracts were MSEK 46 (42). Disregarding forward contracts, the stronger SEK exerted a negative impact of just over MSEK 5 on operating income in the period.

Income after tax was MSEK 89 (63), or SEK 2.60 (1.80) per share. The effective tax rate was 28.8% (33.7).

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales increased by 11% in the first nine months to MSEK 2 148. Net sales were influenced adversely by the stronger SEK. The demand for press powder remained firm, with volume growth of 14%; the demand for other iron powder grew by 9%. Volume growth was highest in Asia and North America. Volume growth was also faintly positive in Europe in the second and third quarters.

Operating income advanced 10% to MSEK 330 (301). The increased cost of materials was not fully offset by the price surcharges imposed.

High-alloy Metal Powder

Net sales of High-alloy Metal Powder increased by 9% in the first nine months to MSEK 986 (902). The increased turnover is primarily explained by price compensation for higher cost of materials. Volumes reduced by 11% in the period, and as for Iron Powder, the stronger SEK exerted a negative turnover effect. Excluding SCM's copper operation, turnover grew by 28% to MSEK 797; volume gains were 14% in the first nine months of the year.

Operating income was MSEK 151 (93), with MSEK 20 of this increase due to the divestment of SCM's copper operation. Higher volumes as well as an improved cost outlook for the Belgian operation have had a positive earnings effect.

PROFITABILITY

Return on capital employed was 17.6% (14.5), while return on equity was 20.8% (18.0). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 45%, against 40% at the corresponding point of 2003. Shareholders' equity per share was SEK 62.50 against SEK 57.70 as of 1 January.

Consolidated financial net debt was MSEK 1 366 (1 654) at the end of the period. Interest expenses were MSEK 27 (30).

Cash flow from ongoing activities was MSEK 347 (657). Investments in fixed assets were MSEK 191 (216). The SEK has depreciated since 1 January, implying a MSEK -3 (169) currency effect that does not influence liquidity.

DIVESTMENT

As previously announced, the US subsidiary SCM's copper powder production facility was divested in May 2004. After final adjustments, the purchase price was just over MSEK 300. This divestiture generated capital gains of MSEK 20 before tax.

HUMAN RESOURCES

Höganäs had 1,581 employees at the end of the period, against 1,607 as of 1 January.

PARENT COMPANY

Parent company net sales were MSEK 1 609 (1 444), MSEK 720 of which to group companies. Earnings after financial items were MSEK 317 (407). Höganäs made MSEK 99 (144) net investments in tangible fixed assets. Parent company liquid assets were MSEK 21 at the end of the period, compared to MSEK 29 as of 1 January.

NOMINATION COMMITTEE

A Nomination Committee has been constituted pursuant to a shareholders' meeting resolution. The Committee's appointees are Ulf G Lindén of Lindéngruppen AB, Kerstin Hessius of the Third AP (National Pension Insurance) Fund, Henrik Didner of Didner & Gerge Mutual Funds and Peter Rudman of Nordea Mutual Funds.

OUTLOOK

Höganäs anticipates the prevailing market conditions, with healthy demand, sustaining for the remainder of 2004. Höganäs is upgrading its previous forecast for 2004, of earnings consistent with, or better than, the previous year, to expected earnings being better than the previous year.

Höganäs, Sweden, 14 October 2004

Claes Lindqvist
President and CEO

ACCOUNTING PRINCIPLES

Höganäs is applying RR's (Redovisningsrådet, the Swedish Financial Accounting Standards Council) recommendation RR29: Employee Benefits from 2004. Otherwise, this Interim Report has been prepared pursuant to, and by applying, the same accounting and valuation principles as the Annual Report for the financial year 2003.

This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2005.

- Financial Statement, 31 January
- Annual Report, mid-March
- First-quarter Interim Report, 14 April
- First half-year Interim Report, 14 July
- Nine-month Interim Report, 17 October
- The Annual General Meeting will be held on 11 May.

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
Tel +46 (0)42 33 80 00 Fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 3 2004	Q 3 2003	Q 1-3 2004	Q 1-3 2003	Last 12 months	Year 2003
Net sales	977	895	3 110	2 813	4 047	3 750
Cost of goods sold	-773	-714	-2 405	-2 160	-3 102	-2 857
Gross profit	**204**	**181**	**705**	**653**	**945**	893
Selling expenses	-47	-49	-147	-147	-202	-202
Administrative expenses	-38	-36	-129	-117	-174	-162
R&D costs	-30	-32	-95	-103	-126	-134
Other operating income	42	42	150*	115	199*	164
Other operating expenses	2	-2	-3	-7	-6	-10
Operating income	**133**	**104**	**481**	**394**	**636**	**549**
Operating margin, %	13.6	11.6	15.5	14.0	15.7	14.6
Financial income	3	6	10	22	17	29
Financial expenses	-11	-15	-37	-52	-49	-64
Income after financial items	**125**	**95**	**454**	**364**	**604**	**514**
Tax	-36	-32	-132	-106	-185	-159
Minority share	0	0	0	0	0	0
Net income	**89**	**63**	**322**	**258**	**419**	**355**
Depreciation and write-downs for the period	**-69**	**-74**	**-209**	**-220**	**-268**	**-279**
Earnings per share, SEK	2.60	1.80	9.40	7.50	12.20	10.40
Average no. of shares after buy-backs ('000)	34 217	34 217	34 217	34 217	34 217	34 217
No. of shares after buy-backs at end of period ('000)	34 217	34 217	34 217	34 217	34 217	34 217

* whereof gain on sale of SCM Copper Business 20 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	30 Sept 2004	30 Sept 2003	31 Dec 2003
Intangible fixed assets	189	219	250
Tangible fixed assets	2 615	2 786	2 719
Financial fixed assets	69	62	86
Inventories	963	789	810
Current receivables	854	745	768
Liquid funds/assets	87	85	75
Total assets	**4 777**	**4 686**	**4 708**
Shareholders' equity	2 139	1 882	1 974
Minority share	1	1	1
Interest-bearing liabilities and provisions	1 453	1 739	1 726
Non-interest-bearing liabilities and provisions	1 184	1 064	1 007
Total liabilities and shareholders' equity	**4 777**	**4 686**	**4 708**

CHANGES IN SHAREHOLDERS' EQUITY

MSEK	Q 1-3 2004	Q 1-3 2003	Year 2003
Opening balance	1 974	1 827	1 827
Change in provision for pensions RR29	12	-	-
Dividends	-171	-171	-171
Tax accounted directly to shareholders' equity	-	-14	-19
Translation differences	2	-18	-18
Net income	322	258	355
Closing balance	**2 139**	**1 882**	**1 974**

NET SALES BY MAIN MARKET

MSEK	Q 3 2004	Q 3 2003	Q 1-3 2004	Q 1-3 2003	Last 12 months	Year 2003
Europe	356	324	1 138	1 063	1 486	1 411
America	302	282	980	886	1 239	1 145
Asia	309	271	965	814	1 306	1 155
Other	10	18	27	50	16	39
Total	**977**	**895**	**3 110**	**2 813**	**4 047**	**3 750**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 3 2004	Q 2 2004	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002
Net sales	977	1 091	1 042	937	895	935	983	754
Costs	-775	-855	-810	-723	-717	-723	-759	-592
Non-recurring items		20*	-	-	-	9	-9	2
Depreciation and amortisation	-69	-70	-70	-59	-74	-71	-75	-53
Operating income	133	186	162	155	104	150	140	111
Income before tax	125	176	153	150	95	138	131	102
Income after tax	89	125	108	97	63	101	94	75
Operating margin, %	13.6	17.0	15.5	16.5	11.6	16.0	14.2	14.7
Operating margin, % excl. non-recurring items	13.6	15.2	15.5	16.5	11.6	15.1	15.2	14.5

*gain on sale of SCM Copper Business

KEY INDICATORS

	Q 1-3 2004	Q 1-3 2003	Year 2003
Capital employed, MSEK	3 593	3 622	3 701
Return on capital employed*, %	17.6	14.5	15.8
RoCE excluding non-recurring items*, %	17.1	14.4	15.8
Shareholders' equity, MSEK	2 139	1 882	1 974
Return on equity*, %	20.8	18.0	18.7
RoE excluding non-recurring items*, %	19.8	17.9	18.7
Shareholders' equity per share, SEK	62.50	55.00	57.70
Equity/assets ratio, %	44.8	40.2	41.9
Financial net debt, MSEK	1 366	1 654	1 651
Dept/equity ratio, multiple	0.64	0.88	0.84
Interest coverage ratio, multiple	17.8	13.1	15.7
No of employees, end of period	1 581	1 601	1 607

* Last 12 months

CASH FLOW STATEMENT

MSEK	Q 1-3 2004	Q 1-3 2003	Year 2003
Cash flow before change in working capital	535	680	909
Change in working capital	-188	-23	-157
Investment activities	109	-776	-869
Financing activities	-273	305	292
Dividends	-171	-171	-171
Cash flow for the period	**12**	**15**	**4**
Liquid funds, opening balance	75	77	77
Exchange rate differences in liquid funds	0	-7	-6
Liquid funds, closing balance	**87**	**85**	**75**

NET SALES (MSEK)
Q 1-3


3200
2800
2400
2000
1600
1200
800
400
0
2003
2004

OPERATING INCOME (MSEK)
Q 1-3


500
400
300
200
100
0
2003
2004

EARNINGS PER SHARE (SEK)
Q 1-3


10,00
8,00
6,00
4,00
2,00
0,00
2003
2004

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
MSEK	Q 3 2004	Q 3 2003	Q 1-3 2004	Q 1-3 2003	Q 3 2004	Q 3 2003	Q 1-3 2004	Q 1-3 2003
Iron Powder	716	615	2 148	1 930	107	82	330	301
High-alloy Metal Powder	266	286	986	902	26	22	131	93
Gain on sale of SCM Copper Business					0		20	
Intra group adjustment	-5	-6	-24	-19	-	-	-	-
Total, group	**977**	**895**	**3 110**	**2 813**	**133**	**104**	**481**	**394**

BUSINESS AREA - IRON POWDER

	Q 3 2004	Q 3 2003	Q 1-3 2004	Q 1-3 2003	Last 12 months	Year 2003
Net sales, MSEK	716	615	2 148	1 930	2 805	2 587
Operating income, MSEK	107	82	330	301	438	409
Operating margin, %	14.9	13.3	15.4	15.6	15.6	15.8
Assets, MSEK	-	-	-	-	3 735	3 542
Liabilities, MSEK	-	-	-	-	581	422
Investments, MSEK	59	74	173	195	261	283
Depreciation, MSEK	60	58	178	173	235	230

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q 3 2004	Q 3 2003	Q 1-3 2004	Q 1-3 2003	Lasr 12 months	Year 2003
Net sales, MSEK	266	286	986	902	1 275	1 191
Operating income*, MSEK	26	22	131	93	181	140
Operating margin*, %	9.8	7.7	13.3	10.3	14.2	11.8
Assets, MSEK	-	-	-	-	981	1 114
Liabilities, MSEK	-	-	-	-	128	160
Investments, MSEK	6	7	-282	581	-274	589
Depreciation, MSEK	9	16	31	47	33	49

* excl. gain on sale of SCM Copper Business

COMPARATIVE INFORMATION REGARDING THE SALE OF THE SCM COPPER BUSINESS

The numbers for the sold business are taken from the internal operative accounting system

CONSOLIDATED INCOME STATEMENT MSEK	Höganäs Group Q 1-3 2004	Q 1-3 2003	Year 2003	SCM Copper Q 1-3 2004	Q 1-3 2003	Year 2003	Höganäs Group excl SCM Copper Q 1-3 2004	Q 1-3 2003	Year 2003
Net sales	3 110	2 813	3 750	189	280	368	2 921	2 533	3 382
Cost of goods sold	-2 405	-2 160	-2 857	-151	-226	-294	-2 254	-1 934	-2 563
Gross profit	**705**	**653**	**893**	**38**	**54**	**74**	**667**	**599**	**819**
Selling expenses	-147	-147	-202	-6	-10	-14	-141	-137	-188
Administrative expenses	-129	-117	-162	-3	-5	-7	-126	-112	-155
R&D costs	-95	-103	-134	-3	-5	-7	-92	-98	-127
Other operating income	150*	115	164	20*	-	-	130	115	164
Other operating expenses	-3	-7	-10	-	-	-	-3	-7	-10
Operating income	**481**	**394**	**549**	**46**	**34**	**46**	**435**	**360**	**503**
Operating margin, %	15.5	14.0	14.6	13.8**	12.1	12.5	14.9	14.2	14.9
Financial income	10	22	29	-	-	-	10	22	29
Financial expenses	-37	-52	-64	-2	-5	-7	-35	-47	-57
Income after financial items	**454**	**364**	**514**	**44**	**29**	**39**	**410**	**335**	**475**
Tax	-132	-106	-159	-9	-12	-16	-123	-94	-143
Minority share	0	0	0	-	-	-	0	0	0
Net income	**322**	**258**	**355**	**35**	**17**	**23**	**287**	**241**	**332**
Depreciation, write-downs for the period	-209	-220	-279	-5	-9	-12	-204	-211	-267

* whereof gain on sale of SCM Copper Business 20 MSEK

** excl. gain on sale of SCM Copper Business

CONSOLIDATED BALANCE SHEET MSEK	Höganäs Group 30 Sept 2004	30 Sept 2003	31 Dec 2003	SCM Copper 30 Sept 2004	30 Sept 2003	31 Dec 2003	Höganäs Group excl SCM Copper 30 Sept 2004	30 Sept 2003	31 Dec 2003
Intangible fixed assets	189	219	250	-	42	39	189	177	211
Tangible fixed assets	2 615	2 786	2 719	-	132	125	2 615	2 654	2 594
Financial fixed assets	69	62	86	-	-	-	69	62	86
Inventories	963	789	810	-	41	40	963	748	770
Current receivables	854	745	768	-	63	62	854	682	706
Liquid funds/assets	87	85	75	-	-	-	87	85	75
Total assets	**4 777**	**4 686**	**4 708**	**-**	**278**	**266**	**4 777**	**4 408**	**4 442**
Shareholders' equity	2 139	1 882	1 974						
Minority share	1	1	1						
Interest-bearing liabilities and provisions	1 453	1 739	1 726						
Non-interest-bearing liabilities and provisions	1 184	1 064	1 007						
Total liabilities and shareholders' equity	**4 777**	**4 686**	**4 708**						

CASH FLOW STATEMENT MSEK	Höganäs Group Q 1-3 2004	Q 1-3 2003	Year 2003	SCM Copper Q 1-3 2004	Q 1-3 2003	Year 2003	Höganäs Group excl SCM Copper Q 1-3 2004	Q 1-3 2003	Year 2003
Cash flow before change in working capital	535	680	909	30	35	46	505	645	863
Change in working capital	-188	-23	-157	-41	15	16	-147	-38	-173
Investment activities	109	-776	-869	298	-254	-256	-189	-522	-613
Cash flow after investment activities	**456**	**-119**	**-117**	**287**	**-204**	**-194**	**169**	**85**	**77**
Financing activities	-273	305	292						
Dividends	-171	-171	-171						
Cash flow for the period	**12**	**15**	**4**						
Liquid funds, opening balance	75	77	77						
Exchange rate differences in liquid funds	0	-7	-6						
Liquid funds, closing balance	**87**	**85**	**75**						